135 Commonwealth Drive Menlo Park, California 94025 Tel: (650) 328-4600 Fax: (650) 463-2600 www.lw.com
FIRM / AFFILIATE OFFICES
LATHAM & WATKINS LLP December 23, 2004	Boston Brussels Chicago Frankfurt Hamburg Hong Kong London Los Angeles Milan Moscow	New Jersey New York Northern Virginia Orange County Paris San Diego San Francisco Silicon Valley Singapore Tokyo Washington, D.C.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  Sunesis Pharmaceuticals, Inc.
  Registration Statement on Form S-1

Ladies and Gentlemen:

        On behalf of Sunesis Pharmaceuticals, Inc., a Delaware corporation (the "Company"), enclosed herewith for filing under the Securities Act of 1933, as amended (the "Securities Act"), is a Registration Statement on Form S-1 relating to the initial public offering (the "Offering") of the Company's common stock, par value $0.0001 per share. The Company has paid the registration fee of $10,152 by wire transfer to the Commission's account at Mellon Bank as permitted by the Rules under the Securities Act.

        The Company advises the Staff that, in connection with the Offering, all of the Company's outstanding preferred stock will be converted into Common Stock. The Company's certificate of incorporation, filed as Exhibit 3.1 to the enclosed Form S-1, includes an antidilution adjustment to the conversion ratios of the Company's Series B, C, C-1 and C-2 preferred stock based on the pre-money valuation of the Company in connection with the Offering. If the Company's pre-money valuation is greater than or equal to $237.0 million (subject to adjustment if the Company issues additional shares of stock prior to completion of the Offering), each outstanding share of preferred stock will convert into one share of Common Stock in connection with the Offering. Holders of Series C, C-1 and C-2 preferred stock will receive additional shares of common stock upon conversion if the Company's pre-money valuation in connection with the Offering is less than $237.0 million. In addition, holders of Series B preferred stock will receive additional shares of common stock upon conversion if the Company's pre-money valuation in connection with the Offering is less than $160.0 million. For purposes of these calculations, the Company's pre-money valuation will be calculated by multiplying the price of the Common Stock in the Offering by the sum of (1) the number of outstanding shares of Common Stock on an as-converted basis and (2) the number of shares of Common Stock issuable upon conversion of outstanding stock options and warrants. Because the anti-dilution adjustment is a function of the initial public offering price of the Common Stock, the Company will not be able to calculate the magnitude of the adjustment until the Offering price is established.

        The Company intends to complete a reverse stock split of its outstanding preferred and common stock in connection with the Offering. The Company will set the ratio of the reverse stock split such that the Company will have a fixed number of shares of common stock outstanding immediately prior to completion of the Offering (after giving effect to the conversion of all preferred stock into common stock, including the antidilution adjustment as described above). Because the ratio of the reverse stock split is a function of the number of shares issued in connection with the antidilution adjustments, which in turn is a function of the initial public offering price of the Common Stock, the Company will not be able to calculate the ratio of the reverse stock split until the initial public offering price is established. The Company respectfully submits that if the Company were to establish the ratio of the reverse stock split at an earlier time, the number of shares of common stock outstanding immediately prior to the Offering would fluctuate based on the initial public offering price. Under those circumstances, the percentage of the Company's post-Offering capitalization that would be represented by the common stock sold to investors in the Offering would fluctuate based on the Offering price.

        Although the number of shares of common stock outstanding immediately prior to the Offering will be fixed, changes in the initial public offering price will impact the relative ownership of Common Stock by the Company's existing stockholders upon completion of the Offering. This is due to the differing ownership of Series B, C, C-1 and C-2 preferred stock, which is subject to the antidilution adjustment based on the initial public offering price as described above, owned by the Company's existing stockholders.

        The Company has disclosed the foregoing in the "Conversion of Preferred Stock and Reverse Stock Split" section on page 39 of the enclosed Form S-1.

        As a result of the foregoing, the Company expects to take the following steps in connection with the marketing, pricing and closing of the Offering:

  •
  Upon resolution of the Staff's comments to the S-1, the Company will print a red herring prospectus for use in a "roadshow." For purposes of the red herring prospectus, the Company will use the mid-point of the pricing range on the front cover to calculate an assumed antidilution adjustment for the Series B, C, C-1 and C-2 preferred stock and an assumed ratio of the reverse stock split. The assumed antidilution adjustment and reverse stock split ratio will be reflected in the information presented to investors in the red herring prospectus.

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  Upon completion of the roadshow, the Company will use the expected initial public offering price (based on consultation with the underwriters) to calculate the antidilution adjustment, if any, for the Series B, C, C-1 and C-2 preferred stock and the ratio of the reverse stock split. The Company will effect the reverse stock split through an amendment of its certificate of incorporation. The Company will incorporate the antidilution adjustment and reverse stock split ratio in a pre-effective amendment (the "Final Pre-Effective Amendment") that Company will submit to the Commission.

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  The Company will request that the Commission declare the Company's registration statement, in the form of the Final Pre-Effective Amendment, effective as early as possible on the morning of filing. Upon the effectiveness of the Company's registration statement, the Company will enter into an underwriting agreement with the underwriters and, shortly thereafter, the Common Stock will commence trading on the Nasdaq National Market.

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  Settlement of the Offering will be completed in accordance with applicable Rules under the Securities Act.

        Should the Staff have any comments regarding the foregoing or regarding the enclosed Form S-1, please contact the undersigned at (650) 463-2660 or Alan C. Mendelson of this firm at (650) 463-4693.

Very truly yours,
/s/ William Davisson
William Davisson of LATHAM & WATKINS LLP
cc:	Sunesis Pharmaceuticals, Inc. Alan C. Mendelson, Esq. John J. Huber, Esq.